UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 JUNE 23, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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CORRECTION


Copenhagen - TDC has found a typing error in Release No. 35/2006 announced on June 21, 2006, regarding distribution of interim dividend, as the date "23 June 2006" correctly should be "28 June 2006".

The release including the correct date follows below:

"Copenhagen - Today the Board of Directors decided to exercise the authorization granted in Article 5b of the Articles of Association to distribute an interim dividend.

A dividend of DKK 4.35 per share of a nominal value of DKK 5 will be distributed amounting to a total dividend of DKK 862 million, excluding dividend on treasury shares.

Payment of dividend will take place on 29 June 2006. Dividend will be paid on the basis of the shareholdings registered on the VP accounts as of the end of 28 June 2006 (Danish time). Trading made with settlement no later than 28 June 2006 will therefore give right to dividend for the buyer. This means, on the basis of normal trading practice as this is understood by TDC, where trades are settled with three days' value, that trades made as of 26 June 2006 or later will be executed without dividend.

Following the distribution of interim dividend TDC's outlook for net income for 2006 remains unchanged."

For further information please contact TDC Investor Relations at +45 3343 7680.



TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 88.2% of the shares, with the remainder held by individual and institutional shareowners.


TDC LISTING


SHARES: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     JUNE 23, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury